Exhibit 99.1

SINOVAC Board of Directors Strongly Denounces Deceptive and Illegal Claims by SAIF and the Imposter Former Board

Special Meeting was validly adjourned until the appropriate court can make a final decision on the validity of the PIPE shares

SAIF’s “announcement” about voting results demonstrates blatant disregard for the law and the Company’s bylaws and a repeated pattern of self-serving and unlawful actions by the Imposter Former Board

Current Board remains the only valid board of directors of the Company and will continue to govern SINOVAC

BEIJING – July 10, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading biopharmaceutical company in China, categorically rejects the recent deceptive and illegal claims by SAIF and the Imposter Former Board that it purported to “reconvene” the adjourned Special Meeting of Shareholders (the “Special Meeting”) and announced sham voting results of the shareholder proposals.

At the July 8, 2025 Special Meeting, SINOVAC Chairman Chiang Li validly adjourned the meeting, to preserve the integrity of the Special Meeting and protect shareholder interests, pending the resolution of litigation in Antigua related to the validity of the 11.8 million shares purportedly issued following an invalid private investment in public equity (“PIPE”) to Advantech/Prime and Vivo Capital (together known as the “Dissenting Investor Group”).

SINOVAC shareholders should ignore SAIF’s lies. SAIF and the Imposter Former Board did NOT have the authority or any legal basis to “reconvene” the Special Meeting following the valid adjournment. SAIF’s self-declaration of a final tally of shareholder votes was a complete sham. SINOVAC is evaluating its legal remedies with respect to the deceptive and unlawful conduct of SAIF and the Imposter Former Board, including with authorities in Antigua and the United States.

William P. Fiske, Head of M&A and Contested Situations at Georgeson, SINOVAC’s proxy solicitor, stated, “At the time of the Special Meeting, according to our preliminary voting tallies, the Company’s White Proxy Card secured overwhelming support from valid shareholders for the current SINOVAC Board. Had the injunction granted by the Antigua Court not been temporarily stayed, the shareholders would have voted in favor of the current SINOVAC Board.”

SAIF and the Gold Proxy Card secured little support outside of the same incumbent group that has propped up the Imposter Former Board to seize control of SINOVAC and destroy value for all valid common shareholders – just as they did during the seven years that they held SINOVAC hostage. The Imposter Former Board’s refusal to acknowledge the lawful adjournment of the Special Meeting and their fabrication of the meeting’s outcome are wholly illegal, invalid, and reckless.

The rightful SINOVAC Board remains in place and will continue to govern the Company. The Board has a duty to implement the UK Privy Council’s judgment and order, which includes resolving the question of the validity of the PIPE shares. The Board will continue to fight on behalf of all SINOVAC shareholders and remains committed to its mission of restoring fairness, delivering value and protecting the rights of all valid shareholders.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global

Sinovac@fgsglobal.com

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